CANADIAN WESTERN BANK

082-04478

08003306

RECEIVED

2008 JUN 17 A 4:13

FICE OF INTERNATIONAL CORPORATE FINANCE

June 5, 2008

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank dated June 5, 2008 for filing as required by Rule 12g3-2(b):

- "CWB Reports Solid Second Quarter Results to Mark its 80th Consecutive Profitable Quarter"

Yours truly,
CANADIAN WESTERN BANK

PROCESSED
JUN 20 2008 E
THOMSON REUTERS

Allen Stephen, CA
Assistant Vice President, Finance

Enclosure

dw 6/18

Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta T5J 3X6 Telephone (780) 423-8888 Fax (780) 423-8897 Website: www.cwbank.com

CANADIAN WESTERN BANK Think Western®

NEWS RELEASE

CWB Reports Solid Results to Mark its 80th Consecutive Profitable Quarter

10% increase in quarterly cash dividend declared

3% quarterly loan growth

Edmonton, June 5, 2008 – Canadian Western Bank (CWB on TSX) today announced solid quarterly earnings and revenues for its 80th consecutive profitable quarter, a period spanning 20 years. Second quarter net income of $25.3 million and diluted earnings per share of $0.39 increased 14% and 11% respectively over the same quarter last year. Strong loan growth of 3% in the quarter and 21% over the past twelve months pushed total assets to a new benchmark of more than $10 billion. Growth in total revenues and earnings continued to be constrained by a lower net interest margin resulting from increased deposit costs related to ongoing market turmoil, reductions in the prime-lending rate and higher liquidity levels maintained in response to events in financial markets. Year-to-date net income was up 20% over the prior year to $51.2 million while diluted earnings per share grew 18% to $0.79.

Second Quarter Highlights:

(three months ended April 30, 2008 compared with three months ended April 30, 2007 unless otherwise noted)

- 80th consecutive profitable quarter.
- Net income of $25.3 million, up 14%.
- Diluted earnings per share of $0.39, up 11%.
- Total assets surpassed $10 billion.
- Loan growth of 3% in the quarter and 21% over the past twelve months.
- Quarterly dividend of $0.11 per share declared, up 22%.
- Total revenues (teb[1]) of $73.8 million, up 10%.
- Valiant Trust Company opened a share transfer services office in Toronto.
- Total deposits in *Summit Savings*® surpassed $500 million.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

On June 4, 2008, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on July 3, 2008 to shareholders of record on June 19, 2008. This quarterly dividend represents a 10% increase over the previous quarterly dividend and is 22% higher than the quarterly dividend declared one year ago.

Both operating segments performed well in the second quarter. Banking and trust earnings of $23.1 million increased 18% over the same period last year, with continued strong loan growth and fee income, including gains on securities sales, more than offsetting the impact of a lower net interest margin. Quarterly net income from insurance operations of $2.2 million was down $0.4 million compared to one-year ago mainly due to a lower contribution from the Alberta auto risk sharing pools. On a year-to-date basis, banking and trust earnings increased 20% over the prior year to $47.5 million, while net income from insurance operations was up 26% to $3.7 million.

"CWB posted impressive quarterly results in a period that continued to be impacted by turmoil in global financial markets and slower economic activity in some areas" said Larry Pollock, President and CEO. "The fallout of these events is mainly reflected in our compressed net interest margin, which is apparent industry-wide. Our overall credit quality remains strong and we are still seeing a healthy pipeline of new lending opportunities. Management's ongoing commitment to maintain a sound balance sheet and strong capital position will maximize the Bank's flexibility while market disruptions continue to be worked out."

"Events in financial markets have also led to some interesting possibilities with regard to potential acquisitions, including a number of quality asset portfolios. We are currently evaluating several prospects and stand ready to move on them if it makes good business sense and fits our parameters of being both strategic and accretive for CWB shareholders," added Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2008	January 31 2008	April 30 2007	Change from April 30 2007	For the six months ended April 30 2008	April 30 2007	Change from April 30 2007
Results of Operations							
Net interest income (teb - see below)	$ **55,659**	$ 57,046	$ 50,567	10 %	$ **112,705**	$ 99,776	13 %
Less teb adjustment	**1,352**	1,337	1,327	2	**2,689**	2,491	8
Net interest income per financial statements	**54,307**	55,709	49,240	10	**110,016**	97,285	13
Other income	**18,095**	17,623	16,237	11	**35,718**	28,680	25
Total revenues (teb)	**73,754**	74,669	66,804	10	**148,423**	128,456	16
Total revenues	**72,402**	73,332	65,477	11	**145,734**	125,965	16
Net income	**25,302**	25,905	22,219	14	**51,207**	42,677	20
Earnings per common share							
Basic	**0.40**	0.41	0.36	11	**0.81**	0.69	17
Diluted	**0.39**	0.40	0.35	11	**0.79**	0.67	18
Return on shareholders' equity[1]	**16.1** %	16.9 %	16.8 %	(70)bp[2]	**16.5** %	16.1 %	40 bp
Return on assets[3]	**1.04**	1.07	1.17	(13)	**1.05**	1.13	(8)
Efficiency ratio[4] (teb)	**45.4**	42.6	45.1	30	**44.0**	45.4	(140)
Efficiency ratio	**46.2**	43.4	46.1	10	**44.8**	46.3	(150)
Net interest margin (teb)[5]	**2.28**	2.36	2.65	(37)	**2.32**	2.65	(33)
Net interest margin	**2.22**	2.30	2.58	(36)	**2.26**	2.58	(32)
Provision for credit losses as a percentage of average loans	**0.15**	0.15	0.16	(1)	**0.15**	0.17	(2)
Per Common Share							
Cash dividends	$ **0.10**	$ 0.10	$ 0.08	25 %	$ **0.20**	$ 0.16	25 %
Book value	**10.22**	9.88	8.82	16	**10.22**	8.82	16
Closing market value	**24.83**	29.40	23.89	4	**24.83**	23.89	4
Common shares outstanding (thousands)	**63,234**	63,146	62,295	2	**63,234**	62,295	2
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ **10,038,214**	$ 9,864,640	$ 8,021,542	25 %			
Loans	**7,942,636**	7,706,981	6,567,598	21			
Deposits	**8,679,024**	8,560,346	6,798,483	28			
Subordinated debentures	**390,000**	390,000	393,126	(1)			
Shareholders' equity	**646,215**	623,969	549,704	18			
Assets under administration	**4,498,560**	4,174,481	3,874,228	16			
Capital Adequacy[6]							
Tangible common equity to risk-weighted assets[7]	**7.9** %	7.9 %	8.0 %	(10) bp			
Tier 1 ratio[8]	**9.3**	9.2	9.4	(10)			
Total ratio[8]	**14.0**	13.9	14.2	(20)			

(1) Return on shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp – basis point change.
(3) Return on assets is calculated as annualized net income divided by average total assets.
(4) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(5) Net interest margin is calculated as annualized net interest income divided by average total assets.
(6) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described in Note 15 to the interim consolidated financial statements), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework.
(7) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.
(8) Tier 1 and total capital adequacy ratios are calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Message to Shareholders

Canadian Western Bank (CWB or the Bank) is pleased to report solid financial performance for its 80th consecutive profitable quarter, a period spanning 20 years. Quarterly results were highlighted by 3% loan growth that helped push total assets to a new benchmark of over $10 billion. An additional highlight was the opening of a share transfer services office in Toronto.

Second quarter earnings of $25.3 million, or $0.39 per diluted share, increased 14% and 11% respectively over the same period last year on 10% growth in total revenues (teb). In comparison to the previous quarter, net income and diluted earnings per share were down 2% and 3% respectively reflecting the impact of a compressed net interest margin, increased non-interest expenses and two fewer revenue earning days in the second quarter. On a year-to-date basis, net income increased 20% over the same period last year to $51.2 million while diluted earnings per share grew 18% to $0.79.

Second quarter return on equity (ROE) of 16.1% was down 70 basis points compared to the same quarter last year mainly reflecting a lower net interest margin. Year-to-date ROE was 16.5% representing a 40 basis point improvement over the same period in 2007.

CWB has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, U.S. subprime mortgages or monoline insurers.

Share Price Performance

CWB shares ended the second quarter at $24.83, up from $23.89 a year earlier. Including reinvested dividends, the total return to shareholders over the one-year period ended April 30, 2008 was 6%.

Dividends

On June 4, 2008, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on July 3, 2008 to shareholders of record on June 19, 2008. This quarterly dividend represents a 10% increase over the previous quarterly dividend and is 22% higher than the quarterly dividend declared one year ago.

Loan Growth

The Bank continued to expand its market presence achieving strong organic loan growth of 3% in the quarter, 7% year-to-date and 21% over the past year. Lending activity in British Columbia has shown the strongest growth this year while activity in Alberta also remained healthy. Combined growth contributions from Saskatchewan and Manitoba were relatively flat in the second quarter. The best quarterly performance came from the general commercial sector with the real estate and personal lending divisions also posting strong results. Economic fundamentals in Western Canada remain good and results should continue to reflect our focus on high quality underwriting. Double-digit loan growth is expected to continue in line with our fiscal 2008 target of 15%.

Our alternative mortgage business, Optimum Mortgage (Optimum), showed good growth over the previous quarter largely reflecting the seasonal aspect of this business, as well as the purchase of a small portfolio. Optimum provides an excellent platform for future growth and diversification and we continue to explore various avenues to expand this product line.

Credit Quality

Overall credit quality remained strong and within our expectations. Some borrowers continue to be impacted by softness in certain areas, particularly those related to the forestry and natural gas service industries. Ongoing challenges in these areas have the most pronounced impact on the equipment lending sector and we are monitoring these exposures very closely. The outlook for the natural gas services industry has improved over the past several months and this trend is expected to continue as resource prices remain buoyant. The quarterly provision for credit losses of $3.0 million increased in line with the fiscal 2008 performance target of 15 basis points of average loans. Credit quality is expected to remain strong and the Bank is well positioned to effectively manage future credit events.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company (CWT) increased 2% in the quarter and 23% over the past twelve months. The demand and notice component within branch-raised deposits was up 6% in the quarter and 34% in the past twelve months. As in the previous two quarters, a considerable portion of growth in demand and notice deposits was due to the ongoing success

of the Bank's high-interest personal savings account branded "*Summit Savings*®". Customers have embraced this product since its initial launch last summer and this success directly supports our ongoing strategies to further diversify funding sources and increase market awareness of the Bank's services. Total deposits in *Summit Savings*® surpassed $500 million in the second quarter.

Net Interest Margin

Net interest margin continued to be significantly impacted by increased deposit costs related to ongoing disruptions in financial markets, while consecutive reductions in the prime lending rate and higher liquidity levels further exacerbated these pressures. Second quarter net interest margin (teb) was 2.28%, down 8 basis points compared to the previous quarter and 37 basis points from one year ago. Based on the Bank's financial position at quarter end, it is estimated that every four basis point improvement in net interest margin (teb) would increase quarterly net earnings by approximately $0.01 per diluted share ($0.7 million), all else being equal. CWB's net interest margin (teb) in the previous fiscal year ended October 31, 2007 was 2.58%. While we plan to reduce the Bank's excess liquidity levels as elevated uncertainties subside, pressures on net interest margin are expected to continue until spreads return to more normal levels and market pricing of loans better reflects risk differentials and higher funding costs. Reductions in the prime lending rate will generally have a negative influence on net interest margin because the Bank's loan portfolio reprices more quickly than deposit liabilities.

Trust Services

Trust services continue to provide valued diversification and are viewed as a source of considerable untapped growth. Valiant Trust Company (Valiant) opened a share transfer services office in Toronto following its recent continuance as a federal trust company. Valiant also announced a new strategic partnership with Kingsdale Shareholder Services that will help facilitate further expansion in key markets. Canadian Western Trust Company (CWT) added approximately $60 million in assets under administration and enhanced its future earnings potential with new business sourced from a Calgary-based investment firm in the second quarter.

Insurance

Canadian Direct Insurance Incorporated (CDI) reported solid second quarter results with net income of $2.2 million. Customer utilization of CDI's Internet-based technology platform surpassed expectations in the quarter as an increasing percentage of customers are choosing to purchase new auto policies online. The focus on Internet-based delivery of products and services remains a key part of our strategy and continued success in this area will enhance long-term growth opportunities and improve operational efficiency.

Outlook

The benefits of CWB's strategies for sustained, responsible growth and disciplined credit underwriting have been brought to the forefront this year, particularly in view of the difficult operating environment for the financial sector as a whole. We are in a good position to achieve all of our fiscal 2008 performance targets despite the significant financial impact of a constrained net interest margin. We expect margins will return to more normal historic levels over time and this should give us considerable momentum for earnings growth in future periods. Economic fundamentals in Western Canada remain good and we will maintain our focus on achieving high quality asset growth. Overall credit quality is strong despite softness in certain industries and we are well positioned to manage swings in the credit cycle. We are also closely monitoring the impact of the marked U.S. economic slowdown and remain optimistic this will not have a significant effect on the Bank's growth prospects. Expanding sources of non-interest income remains a key strategic priority and we are actively evaluating opportunities to support this objective.

We look forward to reporting fiscal 2008 third quarter results on September 4, 2008.

Q2 Results Conference Call

CWB's second quarter results conference call is scheduled for Thursday, June 5, 2008 at **3:30 p.m. ET (1:30 p.m. MT)**. The Bank's executives will comment on Second quarter results and respond to questions from analysts and institutional investors.

The conference may be accessed on a listen-only basis by dialing 416-644-3418 or toll-free 1-800-732-9307. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the website for 60 days.

A replay of the conference call will be available until June 19, 2008 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21260802, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 35 branch locations and is the largest publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of more than $10.0 billion and assets under administration of over $4.4 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2008, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2007, available on SEDAR at www.sedar.com and on the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2007 remain substantially unchanged.

Overview

Solid second quarter results reflect good performance from both business segments and marked Canadian Western Bank's (CWB or the Bank) 80th consecutive profitable quarter. Second quarter earnings from banking and trust operations of $23.1 million increased 18% ($3.5 million) over last year driven by 21% loan growth and 25% growth in other income, partially offset by a lower net interest margin. A $2.2 million earnings contribution from Canadian Direct Insurance Incorporated was down $0.4 million compared to one year ago reflecting a $0.7 million lower pre-tax contribution from the Alberta auto risk sharing pools. Consolidated net income was up 14% ($3.1 million) over the same quarter last year to $25.3 million, or $0.39 ($0.40 basic) per diluted share.

In comparison to the previous quarter, consolidated net income was down 2% ($0.6 million) reflecting a lower net interest margin, a $1.6 million increase in non-interest expenses and two fewer revenue earning days in the second quarter. Quarterly other income increased 3% ($0.5 million) over the prior period as higher net insurance revenues and gains on securities sales more than offset lower credit related and trust services fee income. Year-to-date net income and diluted earnings per share increased 20% and 18% to reach $51.2 million and $0.79 respectively.

Second quarter return on equity was 16.1%, compared to 16.8% last year. Year-to-date return on equity was 16.5%, compared to 16.1% in 2007. Second quarter return on assets was 1.04%, down from 1.17% a year earlier. Year-to-date return on assets of 1.05% represented an eight basis point decline compared to one year ago. Both of the aforementioned profitability ratios were negatively impacted by a lower net interest margin, although partially offset by strong growth in other income.

Total Revenues (teb)

Total revenues (teb), comprised of net interest income and other income, were $73.8 million representing a 10% ($7.0 million) increase over the same quarter last year. Higher revenues were driven by 21% loan growth and 11% ($1.9 million) growth in other income. Total revenues (teb) were down 1% ($0.9 million) compared to the previous quarter reflecting a lower net interest margin and two fewer days in the second quarter, largely offset by continued asset growth and a $0.5 million increase in other income. Year-to-date total revenues increased 16% ($20.0 million) over 2007 reflecting strong loan growth and a 25% ($7.0 million) increase in other income, partially offset by a lower net interest margin.

Net Interest Income (teb)

Quarterly net interest income (teb) of $55.7 million increased 10% ($5.1 million) over the same period last year driven by strong loan growth, partially offset by a 37 basis point decline in net interest margin (teb) to 2.28%. Net interest margin was mainly affected by increased deposit costs related to disruptions in financial markets, consecutive reductions in the prime lending rate and higher liquidity. Reductions in the prime interest rate negatively impacts net interest margin because short-term deposits do not reprice as quickly as prime-based loans.

Net interest income was down 2% ($1.4 million) compared to the previous quarter reflecting an eight basis point decline in net interest margin and two fewer days in the second quarter, partially offset by continued loan growth. Net interest income per day, a calculation that excludes the impact of fewer days, was $618,000 in the second quarter, compared to $620,000 in the previous quarter and $568,000 in the same quarter one year ago. Year-to-date net interest income increased 13% over 2007 driven by strong loan growth and one additional day in the second quarter this year due to the leap year, offset by a 33 basis point decrease in net interest margin (teb) to 2.32%.

Note 13 to the unaudited interim consolidated financial statements provides a summary of the Bank's exposure to interest rate risk as at April 30, 2008. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position at April 30, 2008, it is estimated that a one-percentage point increase in all

interest rates would increase net interest income by approximately 2.3%. This compares to January 31, 2008, when a one-percentage point increase in all interest rates would have increased net interest income by approximately 2.9%. The opposite effect occurs when all interest rates decrease. The Bank's overall strategy remains relatively neutral with respect to taking specific positions on interest rate risk.

Other Income

Other income of $18.1 million was up 11% ($1.9 million) over the same quarter last year mainly due to $1.7 million higher gains on the sale of securities and a 19% ($1.1 million) increase in credit related fee income, partially offset by a $0.9 million decline in net insurance revenues. Gains on the sale of securities were mainly realized due to favourable pricing observed on certain government debt investments held in the securities portfolio, while credit related fee income was up as a result of strong loan growth. Lower net insurance revenues reflect a $0.7 million lower pre-tax contribution from the Alberta auto risk sharing pools and higher claims experience in the core business. Trust services fee income increased $0.1 million compared to the same quarter last year while retail service fee income was relatively unchanged.

Other income increased 3% ($0.5 million) compared to the previous quarter reflecting $1.0 million greater gains on securities sales and 29% ($0.9 million) higher net insurance revenues, largely offset by decreases in credit related and trust services fee income of $0.7 million and $0.6 million respectively. The improvement in net insurance revenues reflects a recovery from higher claims experience in the first quarter due to winter weather.

Year-to-date other income of $35.7 million was 25% ($7.0 million) higher than the same period last year with the increase reflecting improvements across all categories. Credit related fee income increased 24% ($2.7 million) while gains on securities sales, foreign exchange and other were up $2.6 million in aggregate. Year-to-date net insurance revenues increased 17% ($1.1 million) while trust services and retail services fee income were up 7% ($0.4 million) and 5% ($0.2 million) respectively.

Credit Quality

Strong credit quality was maintained due to a combination of Western Canada's ongoing economic strength and CWB's disciplined credit underwriting. The provision for credit losses measured as a percentage of average loans remained unchanged from the previous quarter and was in line with the fiscal 2008 performance target of 15 basis points, compared to 16 basis points in the same period last year. Compared to one year ago, lower provisions measured as a percentage of average loans reflect robust loan growth, partially offset by a $0.4 million increase in the provision to $3.0 million. The provision for credit losses recorded in the previous quarter was $2.8 million. Modestly higher dollar provisions reflect ongoing portfolio growth and are expected to remain in line with the Bank's target for the remainder of the year.

Gross impaired loans at April 30, 2008 were $43.0 million, compared with $38.9 million last quarter and $10.7 million a year earlier. As a percentage of total loans, gross impaired loans remain low by historical measures and mainly reflect accounts impacted by softness in the forestry and natural gas industries. Gross impaired loans represented 54 basis points of total loans at quarter end, compared to 50 basis points last quarter and 16 basis points one year ago. At the end of fiscal 2007, the ten year average for gross impaired loans measured against total loans was 86 basis points, with a high of 169 basis points in 1999 and a low of 18 basis points in 2006. The average actual losses over the same ten year period noted above were 15 basis points of average loans (excluding fiscal 2006 where recoveries actually exceeded losses). The dollar level of gross impaired loans is expected to fluctuate within an acceptable range as loans become impaired and are subsequently resolved. It is important to note that almost all CWB loans are secured by tangible assets. Overall credit quality is expected to remain strong.

The total allowance for credit losses (general and specific) represented 156% of gross impaired loans at April 30, 2008, compared to 167% last quarter and 545% one year ago. The general allowance as a percentage of risk-weighted loans was 78 basis points, compared to 79 basis points in the previous quarter and 85 basis points a year earlier.

Non-interest Expenses

Non-interest expenses were $33.5 million, up 11% ($3.3 million) over the same quarter last year due to higher salary and benefit costs, as well as premises and other expenses to manage business growth. Compared to the previous quarter, non-interest expenses increased 5% ($1.6 million) reflecting the same factors noted above in addition to increased marketing and business development expense.

The second quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 45.4%, compared to 45.1% in the same quarter last year and 42.6% in the previous quarter. A constrained net interest margin combined with higher non-interest expenses and two fewer days were the main factors contributing to the deterioration in this measure from the previous quarter. The year-to-date efficiency ratio (teb) of 44.0% represented a 140 basis point improvement over the same period last year and was 100 basis points better than the Bank's fiscal 2008 target of 45.0%.

Income Taxes

The income tax rate (teb) for the first six months of 2008 was 33.8%, down 60 basis points from one year ago, while the tax rate before the teb adjustment was 31.4%, or 30 basis points lower than last year. Lower tax rates mainly reflect reductions in federal corporate income tax rates, partially offset by $1.0 million of additional related tax expense taken in the first quarter due to the write-down of future tax assets. CWB's capital tax rate in BC decreased to 0.67% on April 1, 2008, down from 1.0%, and will be eliminated completely by April 1, 2010. In fiscal 2007, CWB paid capital taxes to British Columbia (BC) totaling $1.7 million. The corporate income tax rate in BC will also decrease from 12% to 11%, effective July 1, 2008.

Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (OCI), and totaled $26.9 million for the second quarter, compared to $18.9 million in the same period last year and $32.8 million in the prior quarter. As previously noted, net income increased 14% ($3.1 million) over one year ago and was down 2% ($0.6 million) compared to last quarter. CWB's OCI includes unrealized gains and losses on available-for-sale cash and securities and derivative instruments designated as cash flow hedges, all net of tax. Second quarter OCI was $1.6 million, compared to $6.8 million in the previous quarter and a loss of $3.2 million a year earlier. The increase in OCI for available-for-sale securities as well as derivative instruments designated as cash flow hedges compared to the same quarter last year primarily reflects market value fluctuations related to changes in interest rates and shifts in the interest rate curve, partially offset by higher realized gains on sale of securities reclassified to other income and the financial impact of a derivative instrument designated as a cash flow hedge that was terminated prior to maturity and reclassified to deferred revenue in other liabilities.

Balance Sheet

Total assets increased 2% ($174 million) in the quarter and 25% ($2,017 million) in the past twelve months to reach $10,038 million at April 30, 2008.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,935 million at April 30, 2008, compared to $1,993 million last quarter and $1,301 million one year ago. As previously noted, higher liquidity levels have been maintained over the past several quarters in response to uncertainties and related volatility in financial markets. Although this strategy has a negative impact on net interest margin, it is consistent with the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events. Liquidity levels will be reduced as elevated uncertainties in financial markets continue to be resolved.

The unrealized gain recorded on the balance sheet at April 30, 2008 was $0.2 million, compared to unrealized losses of $1.7 million last quarter and $7.2 million one year ago. The cash and securities portfolio is comprised of high quality debt instruments that are not held for trading purposes and are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates and shifts in the interest rate curve. Realized gains on sale of securities in the second quarter were $2.0 million, compared to $1.0 million in the previous quarter and $0.3 million a year earlier. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, U.S. subprime lending or monoline insurers.

Loans

Total loans increased 3% ($236 million) in the quarter, 7% ($537 million) year-to-date and 21% ($1,375 million) in the past twelve months to reach $7,943 million at April 30, 2008. Ongoing lending activity in BC provided the greatest dollar and percentage growth contributions in both the quarter and on a year-to-date basis. Deal flow in Alberta remained healthy, although it has slowed compared to twelve months ago. Combined loan growth in Saskatchewan and Manitoba was relatively flat. Measured by lending sector, the majority of quarterly growth was attributed to performance in general commercial lending, while the real estate and personal lending sectors also showed strong results. Performance in the industrial equipment sector and to a lesser extent, the energy lending sector, continued to be impacted by challenges related to softness in the forestry and natural gas industries. The outlook for natural gas and related services has improved, which should result in better performance in this area moving forward. More systemic problems remain apparent in the forestry industry and the Bank will continue to closely manage its exposure to this area. CWB's total exposure to the forestry industry at April 30, 2008 represented approximately 3% of total loans with an average loan balance per customer of approximately $0.5 million. Overall expectations for fiscal 2008 loan growth remain in line with the Bank's target of 15%.

The Bank's alternative mortgage business, Optimum Mortgage, showed good performance with total loans growing 7% in the quarter, 9% year-to-date and 31% over the past twelve months to reach $409 million. Volume increased compared to a slower first quarter that was mainly impacted by seasonal factors. Compared to a year earlier, moderated residential sales activity in some markets has also slowed growth in this business. While there are significant underwriting opportunities in this market, partially due to reduced competitive influences, Optimum has been very conscious not to adjust its risk tolerance in order to increase volume. Optimum's loan book is entirely comprised of conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The vast majority of these mortgages carry a fixed interest rate with the principal being amortized over 25 years or less. This business continues to produce very strong returns on a solid risk profile and is expected to be a profitable source of future growth. Optimum's underwriting platform is also scalable and has excellent potential to expand from both a product and geographic perspective.

Deposits

Total branch deposits increased 2% in the quarter and 23% in the past year. The demand and notice component within branch deposits increased 6% in the quarter and 34% over the past twelve months. CWB's high-interest *Summit Savings®* account launched in July 2007 continued to promote increased brand awareness and was the primary source of quarterly growth in demand and notice deposits. Reflecting the Bank's commercial focus, a significant portion of the year-over-year growth in total branch deposits reflects larger, relationship-based commercial and wholesale balances that can be subject to notable fluctuation. Disruptions in financial markets and associated competitive influences have led to significant increases in funding costs, both branch-generated and those raised through the deposit broker network.

Total deposits at April 30, 2008 were $8,679 million, an increase of 1% ($119 million) in the quarter and 28% ($1,881 million) over the past year. Total branch deposits measured as a percentage of total deposits were unchanged from the previous quarter at 64%, compared to 67% one year ago. The decrease in branch-raised deposits as a percentage of total deposits compared to the previous year reflects increased liquidity raised through the deposit broker network in response to financial market uncertainties. Demand and notice deposits measured as a percentage of total deposits increased to 29%, compared to 27% in both the previous quarter and the same time last year.

Other Assets and Other Liabilities

Other assets at April 30, 2008 totaled $161 million, compared to $164 million last quarter and $153 million one year ago. Other liabilities at quarter end were $323 million, compared to $290 million the previous quarter and $280 million last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $4,499 million at the end of the second quarter, compared to $4,174 million last quarter and $3,874 million one year ago. The majority of quarterly growth in trust assets under administration resulted from strong performance in Canadian Western Trust's corporate and group services division and new business sourced from a Calgary-based investment consulting firm. Other off-balance sheet items are composed of standard

industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. For additional information regarding other off-balance sheet items refer to Notes 13 and 19 to the audited consolidated financial statements on pages 71 and 74 respectively in the Bank's 2007 Annual Report.

Capital Management

Effective November 1, 2007, the Office of the Superintendent of Financial Institutions (OSFI) required Canadian financial institutions to manage and report regulatory capital in accordance with a new capital management framework, commonly called Basel II. Basel II introduced several significant changes to the risk-weighting of assets and the calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for CWB under Basel II include a reclassification into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises, as well as a new capital requirement related to operational risk.

Basel II had a modest positive impact on the overall required level of regulatory capital for CWB. New procedures and system enhancements were developed to conform to the new framework including the formalization of internal capital adequacy assessment processes.

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, at April 30, 2008 under Basel II was 14.0%, 10 basis points higher than the previous quarter. The total capital adequacy ratio at April 30, 2007 under the previous OSFI framework was 14.2%. The Tier 1 ratio at April 30, 2008 under Basel II was 9.3%, compared to 9.2% last quarter. The Tier 1 ratio at the same time last year under the previous framework was 9.4%. Improved capital ratios over the previous quarter reflect the retention of earnings, partially offset by continued asset growth. Compared to the same quarter last year, CWB's regulatory capital increased with the retention of strong earnings and a higher general allowance for credit losses, partially offset by the redemption of $3.1 million of subordinated debentures. The lower Tier 1 capital ratio compared to April 30, 2007 reflects increased capital from earnings that did not keep pace with robust growth in risk-weighted assets, partially offset by the modest positive impact from the adoption of Basel II.

The Bank's capital management objectives are to maintain a strong and efficient capital structure to support continued high quality asset growth. A strong capital position also provides flexibility in considering accretive growth opportunities, including strategic acquisitions, as well as future dividend increases.

Further information relating to the Bank's capital position is provided in Note 15 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2007.

Book value per common share at April 30, 2008 was $10.22 compared to $9.88 last quarter and $8.82 one year ago.

Common shareholders received a quarterly cash dividend of $0.10 per common share on April 3, 2008. On June 4, 2008, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on July 3, 2008 to shareholders of record on June 19, 2008. This quarterly dividend represents a 10% increase over the previous quarterly dividend and is 22% higher than the quarterly dividend declared one year ago.

Accounting Policy Changes

Significant accounting policies are detailed in the notes to the Bank's October 31, 2007 audited consolidated financial statements. Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments – Disclosure and Presentation* and *Capital Disclosures*. As a result of adopting these standards, new or enhanced disclosure has been provided. Refer to Note 2 to the unaudited interim consolidated financial statements for further details.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Share Information

As at May 30, 2008, there were 63,261,809 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 5,700,737 common shares for maximum proceeds of $95.7 million.

Summary of Quarterly Financial Information

	2008		2007				2006	
($ thousands)	**Q2**	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues (teb)	**$ 73,754**	$ 74,669	$ 74,359	$ 70,665	$ 66,804	$ 61,652	$ 59,565	$ 56,884
Total revenues	**72,402**	73,332	72,863	69,242	65,477	60,488	58,371	55,845
Net income	**25,302**	25,905	29,572	24,033	22,219	20,458	21,209	17,693
Earnings per common share								
Basic	**0.40**	0.41	0.47	0.39	0.36	0.33	0.34	0.29
Diluted	**0.39**	0.40	0.46	0.37	0.35	0.32	0.33	0.28
Total assets ($ millions)	**10,038**	9,865	9,525	8,881	8,022	7,565	7,268	6,871

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a consistent growth trend although the second quarter contains three fewer revenue-earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Net income in the fourth quarters of 2007 and 2006 included the recognition of previously unrecorded tax benefits related to certain prior period transactions of $2.9 million ($0.04 per diluted share) and $2.0 million ($0.03 per diluted share) respectively.

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2007 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2007 Annual Report and audited consolidated financial statements for the year ended October 31, 2007 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 14 of the unaudited interim consolidated financial statements.

Banking and Trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant).

Earnings of $23.1 million were up 18% ($3.5 million) over the same quarter last year benefiting from 21% loan growth and a 25% ($2.8 million) increase in other income, partially offset by a 39 basis point decline in net interest margin (teb). Gains on securities sales, foreign exchange and other were up $1.6 million while credit related fee income increased 19% ($1.1 million). Trust services revenues were 2% ($0.1 million) higher than the same quarter last year while retail services fee income was relatively unchanged. The significant reduction in net interest margin (teb) compared to a year earlier resulted from increased deposit costs related to events in financial markets, decreases in the prime lending rate and higher liquidity levels. The efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 45.7% for the quarter, compared to 46.2% one year ago. The improved efficiency ratio (teb) reflects solid growth in both net interest income (teb) and other income, combined with good cost control. Total branch-raised deposits grew 23% over the past year while the demand and notice component of branch-raised deposits was up 34%. A considerable portion of growth in demand and notice deposits was due to the ongoing success of CWB's *Summit Savings®* account.

Earnings were down 6% ($1.4 million) compared to the previous quarter reflecting a lower net interest margin (teb), a $1.7 million increase in non-interest expenses and two fewer revenue earning days in the second quarter, partially offset by higher gains on securities sales. The quarterly increase in non-interest expenses was mainly attributed to higher salary and benefit costs and expense related to marketing and business development. Gains on securities sales were mainly realized due to favourable pricing observed on certain government debt investments held in the securities portfolio.

Year-to-date net income of $47.5 million increased 20% ($7.8 million) over the same period in 2007 reflecting strong loan growth and a 27% ($6.0 million) increase in other income, partially offset by a 35 basis point decline in net interest margin (teb). Other income benefited from improved performance across all areas led by a $2.7 million increase in credit related fee income and $2.6 million higher gains on securities sales, foreign exchange and other. On a year-to-date basis, growth in total revenues continued to exceed higher non-interest expenses leading to a 135 basis point improvement in the efficiency ratio (teb) to 43.9%.

	For the three months ended			Change from	For the six months ended		Change from
($ thousands)	**April 30 2008**	January 31 2008	April 30 2007	April 30 2007	**April 30 2008**	April 30 2007	April 30 2007
Net interest income (teb)	$ **54,325**	$ 55,642	$ 49,523	10 %	$ **109,967**	$ 97,671	13 %
Other income	**13,948**	14,395	11,175	25	**28,343**	22,369	27
Total revenues (teb)	**68,273**	70,037	60,698	12	**138,310**	120,040	15
Provision for credit losses	**2,962**	2,813	2,550	16	**5,775**	5,100	13
Non-interest expenses	**31,207**	29,504	28,020	11	**60,711**	54,307	12
Provision for income taxes (teb)	**11,031**	13,280	10,571	4	**24,311**	20,889	16
Net income	$ **23,073**	$ 24,440	$ 19,557	18 %	$ **47,513**	$ 39,744	20 %
Efficiency ratio (teb)	**45.7 %**	42.1 %	46.2 %	(49)bp	**43.9 %**	45.2 %	(135)bp
Efficiency ratio	**46.6**	42.9	47.1	(54)	**44.7**	46.1	(145)
Net interest margin (teb)	**2.26**	2.34	2.65	(39)	**2.30**	2.65	(35)
Net interest margin	**2.21**	2.29	2.59	(38)	**2.25**	2.59	(34)
Average loans (millions)[1]	$ **7,798**	$ 7,545	$ 6,358	23 %	$ **7,672**	$ 6,154	25 %
Average assets (millions)	**9,730**	9,428	7,654	27	**9,579**	7,437	29

bp - basis point change.

teb - taxable equivalent basis, see definition following Financial Highlights table.

(1) Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of CWB's wholly owned subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct reported solid second quarter results with net income of $2.2 million. This represented a $0.4 million decrease compared to the same quarter last year which was positively impacted by a $0.7 million pre-tax contribution from the Alberta auto risk sharing pools ("the Pools"). The Pools' impact is also reflected in the second quarter claims ratio, which increased to 64% from 58% a year earlier. Second quarter earnings before tax, excluding the Pools' impact, was down $0.1 million compared to last year due to higher claims experience. Net earned premiums grew 5% reflecting growth in policies outstanding, partially offset by lower average premiums per policy in the BC auto product line. Sales of new auto policies over the Internet maintained strong momentum and should continue to provide both increased efficiencies as well as improved service capacity. All product lines showed solid growth with the exception of BC auto, which continued to be challenged by the competitive pricing strategies of the Insurance Corporation of British Columbia. Net interest income (teb) increased $0.3 million reflecting both an increase in invested assets and improved yields on the investment portfolio.

Canadian Direct's net income was up $0.7 million compared to the previous quarter due to lower claims experience attributed to post-winter weather, partially offset by a $0.1 million lower pre-tax contribution from the Pools and a decrease in net interest income (teb) resulting from two fewer days in the second quarter.

Year-to-date net income of $3.7 million represented a 26% ($0.8 million) increase over the same period last year reflecting continued business growth and improved loss experience, partially offset by a $0.7 million lower pre-tax contribution from the Pools.

	For the three months ended			Change from	For the six months ended		Change from
($ thousands)	**April 30 2008**	January 31 2008	April 30 2007	April 30 2007	**April 30 2008**	April 30 2007	April 30 2007
Net interest income (teb)	**$ 1,334**	$ 1,404	$ 1,044	28 %	**$ 2,738**	$ 2,105	30 %
Other income (net)							
Net earned premiums	**23,737**	24,299	22,626	5	**48,036**	45,754	5
Commissions and processing fees	**738**	662	669	10	**1,400**	1,275	10
Net claims and adjustment expenses	**(15,135)**	(17,069)	(13,222)	14	**(32,204)**	(31,398)	3
Policy acquisition costs	**(5,212)**	(4,683)	(5,024)	4	**(9,895)**	(9,380)	5
Insurance revenue (net)	**4,128**	3,209	5,049	(18)	**7,337**	6,251	17
Gains (losses) on sale of securities	**19**	19	13	46	**38**	60	(37)
Total revenues (net) (teb)	**5,481**	4,632	6,106	(10)	**10,113**	8,416	20
Non-interest expenses	**2,246**	2,320	2,132	5	**4,566**	4,038	13
Provision for income taxes (teb)	**1,006**	847	1,312	(23)	**1,853**	1,445	28
Net income	**$ 2,229**	$ 1,465	$ 2,662	(16) %	**$ 3,694**	$ 2,933	26 %
Policies outstanding (#)	**166,093**	165,314	162,207	2	**166,093**	162,207	2
Gross written premiums	**$ 26,642**	$ 21,616	$ 26,506	1	**$ 48,258**	$ 47,751	1
Claims loss ratio[1]	**64 %**	70 %	58 %	600 bp	**67 %**	69 %	(200)bp
Expense ratio[2]	**28**	26	29	(100)	**27**	26	100
Combined ratio[3]	**92**	96	87	500	**94**	95	(100)
Alberta auto risk sharing pools impact on net income before tax	**$ (3)**	$ 120	$ 672	nm %	**$ 117**	$ 822	nm %
Average total assets (millions)	**180**	180	160	13	**180**	158	14

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.
nm - not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2008 Targets

The performance targets established for the 2008 fiscal year are presented in the table below together with CWB's actual performance.

	2008 Target	2008 Performance [1]
Net income growth	15%	**20%**
Total revenue (teb) growth	17%	**16%**
Loan growth	15%	**21%**
Provision for credit losses as a percentage of average loans	0.15%	**0.15%**
Efficiency ratio (teb)	45%	**44.0%**
Return on equity	17%	**16.5%**
Return on assets	1.10%	**1.05%**

[1] 2008 performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

Solid second quarter and year-to-date results in a challenging environment for the financial sector confirm the success of CWB's strategies for sustained, responsible growth. The overall economic outlook in the Bank's primary markets is favourable and the pipeline for new loans remains healthy. Overall credit quality is strong despite the impact of softness in the forestry and natural gas industries, as well as a slowdown in residential sales activity in some key markets. Management is also closely monitoring the impact of the marked economic slowdown in the U.S., which has been the main factor prompting further interest rate cuts by the Bank of Canada in its effort to boost economic growth in Ontario and Quebec. CWB will maintain its focus on high quality assets and will not compromise a long history of disciplined underwriting to increase volume. Double-digit loan growth is expected to continue in line with the fiscal 2008 target of 15%. The Bank remains in a good position to meet all of its fiscal 2008 performance targets.

A constrained net interest margin, due to a combination of increased deposit costs, falling prime-based lending rates and higher liquidity levels, has been the main factor leading to slower earnings growth over the past three quarters. Although net interest margins are expected to return to more normal levels as uncertainties in financial markets subside, this could take considerable time. Further development of trust, insurance and other complementary businesses remains a key strategy. Enhanced initiatives in this area correspond with management's objective to increase the proportion of non-interest income to total revenues over time. Management also continues to evaluate strategic acquisitions that may be available. Despite increased challenges in certain areas, the outlook for banking, trust and insurance is positive with 2008 expected to be another year of solid financial performance.

This management's discussion and analysis is dated June 4, 2008.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on shareholders' equity – net income divided by average shareholder's equity;
- return on assets – net income divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described in Note 15 to the interim consolidated financial statements), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework;
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI. As of November 1, 2007 (as described in Note 15 to the interim consolidated financial statements), OSFI changed their methodology and capital is now managed and reported in accordance with the requirements of Basel II. Prior year ratios have not been restated.
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake, unless required by securities law, to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2008	January 31 2008	April 30 2007	Change from April 30 2007	For the six months ended April 30 2008	April 30 2007	Change from April 30 2007
Interest Income							
Loans	$ **121,593**	$ 126,751	$ 102,932	18 %	$ **248,344**	$ 202,075	23 %
Securities	**13,862**	15,191	10,128	37	**29,053**	20,182	44
Deposits with regulated financial institutions	**4,543**	4,957	2,999	51	**9,500**	6,054	57
	139,998	146,899	116,059	21	**286,897**	228,311	26
Interest Expense							
Deposits	**80,325**	85,707	62,842	28	**166,032**	124,160	34
Subordinated debentures	**5,366**	5,483	3,977	35	**10,849**	6,866	58
	85,691	91,190	66,819	28	**176,881**	131,026	35
Net Interest Income	**54,307**	55,709	49,240	10	**110,016**	97,285	13
Provision for Credit Losses	**2,962**	2,813	2,550	16	**5,775**	5,100	13
Net Interest Income after Provision for Credit Losses	**51,345**	52,896	46,690	10	**104,241**	92,185	13
Other Income							
Credit related	**6,587**	7,309	5,513	19	**13,896**	11,200	24
Insurance, net (Note 3)	**4,128**	3,209	5,049	(18)	**7,337**	6,251	17
Trust services	**2,952**	3,564	2,896	2	**6,516**	6,078	7
Retail services	**1,861**	1,959	1,871	(1)	**3,820**	3,627	5
Gains on sale of securities	**1,998**	1,014	302	562	**3,012**	421	615
Foreign exchange gains	**435**	383	475	(8)	**818**	963	(15)
Other	**134**	185	131	2	**319**	140	128
	18,095	17,623	16,237	11	**35,718**	28,680	25
Net Interest and Other Income	**69,440**	70,519	62,927	10	**139,959**	120,865	16
Non-interest Expenses							
Salaries and employee benefits	**21,674**	20,617	19,054	14	**42,291**	37,045	14
Premises and equipment	**5,503**	5,382	5,071	9	**10,885**	9,685	12
Other expenses	**5,847**	5,256	5,276	11	**11,103**	10,385	7
Provincial capital taxes	**429**	569	751	(43)	**998**	1,230	(19)
	33,453	31,824	30,152	11	**65,277**	58,345	12
Net Income Before Provision for Income Taxes	**35,987**	38,695	32,775	10	**74,682**	62,520	19
Provision for Income Taxes	**10,685**	12,790	10,556	1	**23,475**	19,843	18
Net Income	$ **25,302**	$ 25,905	$ 22,219	14 %	$ **51,207**	$ 42,677	20 %
Weighted average common shares outstanding	**63,183,486**	62,975,022	62,249,126	2 %	**63,078,109**	62,152,579	1 %
Earnings per Common Share							
Basic	$ **0.40**	$ 0.41	$ 0.36	11 %	$ **0.81**	$ 0.69	17 %
Diluted	**0.39**	0.40	0.35	11	**0.79**	0.67	18

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at April 30 2008	As at January 31 2008	As at October 31 2007	As at April 30 2007	Change from April 30 2007
Assets						
Cash Resources						
Cash and non-interest bearing deposits with financial institutions		$ **31,039**	$ 9,161	$ 6,446	$ 68,447	(55)%
Interest bearing deposits with regulated financial institutions (Note 4)		**476,585**	475,902	405,122	234,647	103
Cheques and other items in transit		**6,065**	5,262	1,122	1,446	319
		513,689	490,325	412,690	304,540	69
Securities	(Note 4)					
Issued or guaranteed by Canada		**331,272**	417,735	630,396	319,668	4
Issued or guaranteed by a province or municipality		**443,775**	396,492	251,418	237,286	87
Other securities		**490,945**	479,806	459,812	439,532	12
		1,265,992	1,294,033	1,341,626	996,486	27
Securities Purchased Under Resale Agreements		**155,148**	209,000	206,925	-	nm
Loans	(Notes 5 and 7)					
Residential mortgages		**1,959,048**	1,865,102	1,780,442	1,606,465	22
Other loans		**6,050,679**	5,907,067	5,688,160	5,019,446	21
		8,009,727	7,772,169	7,468,602	6,625,911	21
Allowance for credit losses	(Note 6)	**(67,091)**	(65,188)	(63,022)	(58,313)	15
		7,942,636	7,706,981	7,405,580	6,567,598	21
Other						
Land, buildings and equipment		**25,795**	25,793	25,736	23,898	8
Goodwill		**6,933**	6,933	6,933	6,933	-
Other intangible assets		**2,410**	2,545	2,681	2,952	(18)
Insurance related		**52,656**	53,891	51,744	52,879	-
Derivative related	(Note 8)	**3,966**	3,701	1,496	331	1,099
Other assets		**68,989**	71,438	69,629	65,925	5
		160,749	164,301	158,219	152,918	5
Total Assets		**$ 10,038,214**	$ 9,864,640	$ 9,525,040	$ 8,021,542	25 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		$ **373,692**	$ 391,776	$ 376,488	$ 389,179	(4)%
Payable after notice		**2,123,327**	1,960,857	1,843,799	1,480,037	43
Payable on a fixed date		**6,077,005**	6,102,713	5,931,631	4,824,267	26
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	105,000	-
		8,679,024	8,560,346	8,256,918	6,798,483	28
Other						
Cheques and other items in transit		**34,550**	25,525	22,177	32,832	5
Insurance related		**127,337**	126,022	124,480	120,537	6
Derivative related	(Note 8)	**846**	329	1,307	1,532	(45)
Securities purchased under reverse resale agreements		**19,896**	-	-	19,643	1
Other liabilities		**140,346**	138,449	134,665	105,685	33
		322,975	290,325	282,629	280,229	15
Subordinated Debentures						
Conventional		**390,000**	390,000	390,000	393,126	(1)
Shareholders' Equity						
Retained earnings		**411,329**	392,345	372,739	330,407	24
Accumulated other comprehensive income (loss)		**2,597**	961	(5,931)	(5,482)	nm
Capital stock		**220,634**	220,217	219,004	216,579	2
Contributed surplus		**11,655**	10,446	9,681	8,200	42
		646,215	623,969	595,493	549,704	18
Total Liabilities and Shareholders' Equity		**$ 10,038,214**	$ 9,864,640	$ 9,525,040	$ 8,021,542	25 %
Contingent Liabilities and Commitments	(Note 10)					

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the six months ended April 30 2008	 April 30 2007
Retained Earnings		
Balance at beginning of period	$ **372,739**	$ 297,675
Net income	**51,207**	42,677
Dividends	**(12,617)**	(9,945)
Balance at end of period	**411,329**	330,407
Accumulated Other Comprehensive Income (Loss)		
Balance at beginning of period	**(5,931)**	(1,494)
Other comprehensive income (loss)	**8,528**	(3,988)
Balance at end of period	**2,597**	(5,482)
Total retained earnings and accumulated other comprehensive income (loss)	**413,926**	324,925
Capital Stock (Note 9)		
Balance at beginning of period	**219,004**	215,349
Issued on exercise of employee stock options	**900**	804
Transferred from contributed surplus on exercise or exchange of options	**730**	426
Balance at end of period	**220,634**	216,579
Contributed Surplus		
Balance at beginning of period	**9,681**	6,340
Amortization of fair value of employee stock options	**2,704**	2,286
Transferred to capital stock on exercise or exchange of options	**(730)**	(426)
Balance at end of period	**11,655**	8,200
Total Shareholders' Equity	$ **646,215**	$ 549,704

Consolidated Statement of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended April 30 2008	 April 30 2007	For the six months ended April 30 2008	 April 30 2007
Net Income	$ **25,302**	$ 22,219	$ **51,207**	$ 42,677
Other Comprehensive Income (Loss), net of tax				
Available-for-sale securities:				
Gains (losses) from change in fair value, net of income taxes of $4,053 for the six months (2007 - $2,322)	**2,573**	(3,648)	**8,429**	(4,752)
Reclassification to other income, net of income taxes of $978 for the six months (2007 - $138)	**(1,349)**	204	**(2,034)**	283
	1,224	(3,444)	**6,395**	(4,469)
Derivatives designated as cash flow hedges:				
Gains (losses) from change in fair value, net of income taxes of $1,528 for the six months (2007 - $197)	**1,529**	(111)	**3,338**	(386)
Reclassification to net interest income, net of income taxes of $123 for the six months (2007 - $429)	**(179)**	320	**(267)**	867
Reclassification to other liabilities for derivatives terminated prior to maturity, net of taxes of $429 for the six months (2007 – nil)	**(938)**	-	**(938)**	-
	412	209	**2,133**	481
	1,636	(3,235)	**8,528**	(3,988)
Comprehensive Income for the Period	$ **26,938**	$ 18,984	$ **59,735**	$ 38,689

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended April 30 2008	 April 30 2007	For the six months ended April 30 2008	 April 30 2007
Cash Flows from Operating Activities				
Net income	$ **25,302**	$ 22,219	$ **51,207**	$ 42,677
Adjustments to determine net cash flows				
Provision for credit losses	**2,962**	2,550	**5,775**	5,100
Depreciation and amortization	**1,686**	1,403	**3,355**	2,827
Amortization of fair value of employee stock options	**1,376**	1,206	**2,704**	2,286
Future income taxes, net	**(199)**	609	**527**	218
Gain on sale of securities, net	**(1,998)**	(302)	**(3,012)**	(421)
Accrued interest receivable and payable, net	**(2,215)**	2,537	**9,600**	4,860
Current income taxes payable, net	**(83)**	1,952	**(1,884)**	(683)
Other items, net	**9,631**	(7,898)	**(9,050)**	(9,918)
	36,462	24,276	**59,222**	46,946
Cash Flows from Financing Activities				
Deposits, net	**118,678**	231,185	**422,106**	507,516
Debentures issued	**-**	195,000	**-**	195,000
Common shares issued	**250**	267	**900**	804
Dividends	**(6,318)**	(4,981)	**(12,617)**	(9,945)
	112,610	421,471	**410,389**	693,375
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	**174**	53,624	**(68,545)**	115,322
Securities, purchased	**(845,860)**	(596,328)	**(1,398,868)**	(1,142,479)
Securities, sale proceeds	**451,469**	293,144	**749,756**	430,067
Securities, matured	**425,223**	248,061	**739,510**	598,084
Securities purchased under resale agreements, net	**73,748**	19,643	**71,673**	28,643
Loans, net	**(238,617)**	(415,699)	**(542,831)**	(790,861)
Land, buildings and equipment	**(1,553)**	(1,983)	**(3,143)**	(2,255)
	(135,416)	(399,538)	**(452,448)**	(763,479)
Change in Cash and Cash Equivalents	**13,656**	46,209	**17,163**	(23,158)
Cash and Cash Equivalents at Beginning of Period	**(11,102)**	(9,148)	**(14,609)**	60,219
Cash and Cash Equivalents at End of Period *	$ **2,554**	$ 37,061	$ **2,554**	$ 37,061
* Represented by:				
Cash and non-interest bearing deposits with financial institutions	$ **31,039**	$ 68,447	$ **31,039**	$ 68,447
Cheques and other items in transit (included in Cash Resources)	**6,065**	1,446	**6,065**	1,446
Cheques and other items in transit (included in Other Liabilities)	**(34,550)**	(32,832)	**(34,550)**	(32,832)
Cash and Cash Equivalents at End of Period	$ **2,554**	$ 37,061	$ **2,554**	$ 37,061
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ **85,779**	$ 65,465	$ **166,443**	$ 124,640
Amount of income taxes paid in the period	**13,865**	7,995	**24,832**	20,308

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2007, except as described in Note 2. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2007 as set out on pages 57 to 82 of the Bank's 2007 Annual Report.

2. Change in Accounting Policies

Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments – Disclosure and Presentation* and *Capital Disclosures*. The new standards require additional disclosure regarding financial instruments and capital management practices. As a result of adopting these standards, new or enhanced disclosure is provided in Note 4 Securities, Note 5 Loans, Note 6 Allowance for Credit Losses, Note 7 Impaired and Past Due Loans, Note 12 Financial Instruments, Note 13 Interest Rate Sensitivity and Note 15 Capital Management.

3. Insurance Revenues, Net

Insurance revenues, net as reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the six months ended	
	April 30 2008	January 31 2008	April 30 2007	**April 30 2008**	April 30 2007
Net earned premiums	**$ 23,737**	$ 24,299	$ 22,626	**$ 48,036**	$ 45,754
Commissions and processing fees	**738**	662	669	**1,400**	1,275
Net claims and adjustment expenses	**(15,135)**	(17,069)	(13,222)	**(32,204)**	(31,398)
Policy acquisition costs	**(5,212)**	(4,683)	(5,024)	**(9,895)**	(9,380)
Total, net	**$ 4,128**	$ 3,209	$ 5,049	**$ 7,337**	$ 6,251

4. Securities

Securities are accounted for at settlement date. Net unrealized gains (losses) reflected on the balance sheet follow.

	As at April 30 2008	As at January 31 2008	As at April 30 2007
Interest bearing deposits with regulated financial institutions	**$ 1,849**	$ 992	$ (632)
Securities			
Issued or guaranteed by Canada	**1,106**	1,471	(622)
Issued or guaranteed by a province or municipality	**1,827**	1,967	(234)
Other securities	**(4,600)**	(6,102)	(5,754)
Unrealized gains (losses), net	**$ 182**	$ (1,672)	$ (7,242)

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and are typically held until maturity. Fluctuations in value are generally attributed to changes in interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

5. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow.

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	April 30 2008 Composition Percentage	January 31 2008 Composition Percentage	October 31 2007 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 963	$ 816	$ 73	$ 50	$ 57	$ 1,959	24 %	24 %	24 %
Other loans	96	181	25	3	1	306	4	3	3
	1,059	997	98	53	58	2,265	28	27	27
Loans to Businesses									
Commercial	635	1,091	77	75	131	2,009	25	25	25
Construction and real estate[3]	819	1,158	67	54	57	2,155	27	27	25
Equipment financing	348	871	43	14	25	1,301	16	17	18
Energy	20	260	-	-	-	280	4	4	5
	1,822	3,380	187	143	213	5,745	72	73	73
Total Loans	$ 2,881	$ 4,377	$ 285	$ 196	$ 271	$ 8,010	100 %	100 %	100 %
Composition Percentage									
April 30, 2008	36 %	55 %	4 %	2 %	3%	100 %			
January 31, 2008	36 %	54 %	4 %	2 %	4%	100 %			
October 31, 2007	35 %	55 %	4 %	3 %	3%	100 %			

[1] This table does not include an allocation for credit losses or deferred revenue and premiums.
[2] Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
[3] Includes commercial term mortgages and project (interim) mortgages for non-residential property.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses.

	For the three months ended April 30, 2008			For the three months ended January 31, 2008		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 9,248**	**$ 55,940**	**$ 65,188**	$ 7,414	$ 55,608	$ 63,022
Provision for credit losses	**2,598**	**364**	**2,962**	2,481	332	2,813
Write-offs	**(1,065)**	**-**	**(1,065)**	(674)	-	(674)
Recoveries	**6**	**-**	**6**	27	-	27
Balance at end of period	**$ 10,787**	**$ 56,304**	**$ 67,091**	$ 9,248	$ 55,940	$ 65,188

	For the three months ended April 30, 2007		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 5,085	$ 50,949	$ 56,034
Provision for credit losses	64	2,486	2,550
Write-offs	(298)	-	(298)
Recoveries	27	-	27
Balance at end of period	$ 4,878	$ 53,435	$ 58,313

	For the six months ended April 30, 2008			For the six months ended April 30, 2007		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 7,414**	**$ 55,608**	**$ 63,022**	$ 5,484	$ 48,037	$ 53,521
Provision for credit losses	**5,079**	**696**	**5,775**	(298)	5,398	5,100
Write-offs	**(1,739)**	**-**	**(1,739)**	(372)	-	(372)
Recoveries	**33**	**-**	**33**	64	-	64
Balance at end of period	**$ 10,787**	**$ 56,304**	**$ 67,091**	$ 4,878	$ 53,435	$ 58,313

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows.

	As at April 30, 2008				As at January 31, 2008			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,159,586	$ 6,417	$ 283	$ 6,134	$ 1,093,034	$ 5,197	$ 528	$ 4,669
Real estate[1]	3,232,475	11,223	920	10,303	3,126,745	7,815	918	6,897
Industrial	1,580,911	14,972	3,948	11,024	1,643,847	12,260	3,377	8,883
Commercial	2,036,755	10,406	5,636	4,770	1,908,543	13,675	4,425	9,250
Total	$ 8,009,727	$ 43,018	$ 10,787	32,231	$ 7,772,169	$ 38,947	$ 9,248	29,699
General allowance[2]				(56,304)				(55,940)
Net impaired loans after general allowance				$ (24,073)				$ (26,241)

	As at April 30, 2007			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 920,778	$ 2,750	$ 325	$ 2,425
Real estate[1]	2,499,960	351	350	1
Industrial	1,462,824	2,848	632	2,216
Commercial	1,742,349	4,746	3,571	1,175
Total	$ 6,625,911	$ 10,695	$ 4,878	5,817
General allowance[2]				(53,435)
Net impaired loans after general allowance				$ (47,618)

(1) Multi-family residential mortgages are included in real estate loans.
(2) The general allowance for credit risk is not allocated by loan type.
(3) There are no foreclosed real estate assets held for sale.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows.

	As at April 30, 2008			As at January 31, 2008		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 18,586	$ 8,071	$ 10,515	$ 20,108	$ 6,090	$ 14,018
British Columbia	21,757	1,778	19,979	15,648	1,622	14,026
Saskatchewan	2,167	499	1,668	3,095	1,480	1,615
Manitoba	508	439	69	96	56	40
Total	$ 43,018	$ 10,787	32,231	$ 38,947	$ 9,248	29,699
General allowance[1]			(56,304)			(55,940)
Net impaired loans after general allowance			$ (24,073)			$ (26,241)

	As at April 30, 2007		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 5,430	$ 2,433	$ 2,997
British Columbia	3,637	887	2,750
Saskatchewan	1,592	1,558	34
Manitoba	36	-	36
Total	$ 10,695	$ 4,878	5,817
General allowance[1]			(53,435)
Net impaired loans after general allowance			$ (47,618)

(1) The general allowance for credit risk is not allocated by province.

During the quarter, interest recognized as income on impaired loans totaled $115 (2007 - $39).

Gross impaired loans exclude certain past due loans which are loans where payment of interest or principal is contractually in arrears but which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

As at April 30, 2008	**1 - 30 days**	**31 - 60 days**	**61 - 90 days**	**More than 90 days**	**Total**
Residential mortgages	$ 18,545	$ 2,242	$ 1,203	$ -	$ 21,990
Other loans	14,882	1,655	1,196	107	17,840
	$ 33,427	$ 3,897	$ 2,399	$ 107	$ 39,830

Certain process changes were required to compile the above information and comparative figures are not available.

8. Derivative Financial Instruments

For the quarter and six months ended April 30, 2008, a net unrealized after tax gain of $1,529 and $3,338 repectively (2007 - $111 and $386 after tax loss) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2007 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the quarter and six months ended April 30, 2008, a net loss after tax of $179 and $267 respectively (2007 - $320 and $867 net gain after tax) was reclassified to net income. During the quarter, $938 after tax (2007 – nil) was reclassified to other liabilities for derivatives terminated prior to maturity and the deferred balance will be amortized into net income over the original hedged period. A net gain of $3,152 (2007 - $743 net loss) before tax recorded in accumulated other comprehensive income (loss) as at April 30, 2008 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at April 30, 2008			As at January 31, 2008		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	**$ 693,000**	**$ 3,632**	**$ 74**	$ 560,000	$ 3,010	$ 53
Equity contracts[2]	**4,400**	**320**	**-**	6,000	178	-
Foreign exchange contracts[3]	**71,299**	**14**	**456**	89,752	513	6
Embedded derivatives in equity-linked deposits[2]	**n/a**	**-**	**316**	n/a	-	270
Other forecasted transactions	**-**	**-**	**-**	-	-	-
Derivative related amounts		**$ 3,966**	**$ 846**		$ 3,701	$ 329

	As at April 30, 2007		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 427,500	$ 21	$ 943
Equity contracts	6,000	239	36
Foreign exchange contracts	30,296	71	-
Embedded derivatives in equity-linked deposits	n/a	-	553
Other forecasted transactions	-	-	-
Derivative related amounts		$ 331	$ 1,532

(1) Interest rate swaps outstanding at April 30, 2008 mature between May 2008 and January 2013.
(2) Equity contracts and equity-linked deposits outstanding at April 30, 2008 mature between February 2009 and March 2011.
(3) Foreign exchange contracts outstanding at April 30, 2008 mature between May 2008 and October 2008.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the quarter and six months ended April 30, 2008.

9. Capital Stock and Share Incentive Plan

Capital Stock

	For the three months ended					
	April 30, 2008			April 30, 2007		
	Number of Shares		**Amount**	Number of Shares		Amount
Common Shares						
Outstanding at beginning of period	**63,146,077**	**$**	**220,217**	62,168,246	$	216,158
Issued on exercise or exchange of options	**88,373**		**250**	126,812		267
Transferred from contributed surplus on exercise or exchange of options	**-**		**167**	-		154
Outstanding at end of period	**63,234,450**	**$**	**220,634**	62,295,058	$	216,579

	For the six months ended					
	April 30, 2008			April 30, 2007		
	Number of Shares		**Amount**	Number of Shares		Amount
Common Shares						
Outstanding at beginning of period	**62,836,189**	**$**	**219,004**	61,936,260	$	215,349
Issued on exercise or exchange of options	**398,261**		**900**	358,798		804
Transferred from contributed surplus on exercise or exchange of options	**-**		**730**	-		426
Outstanding at end of period	**63,234,450**	**$**	**220,634**	62,295,058	$	216,579

Employee Stock Options

	For the three months ended					
	April 30, 2008			April 30, 2007		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Options						
Balance at beginning of period	**5,087,269**	**$**	**19.26**	5,459,000	$	14.97
Granted	**5,500**		**22.98**	9,500		24.72
Exercised or exchanged	**(120,477)**		**8.97**	(163,000)		7.18
Forfeited	**(31,050)**		**21.55**	(28,500)		20.98
Balance at end of period	**4,941,242**	**$**	**19.50**	5,277,000	$	15.20

	For the six months ended					
	April 30, 2008			April 30, 2007		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Options						
Balance at beginning of period	**4,911,277**	**$**	**16.96**	5,030,040	$	13.07
Granted	**601,342**		**31.11**	743,100		25.01
Exercised or exchanged	**(529,527)**		**8.90**	(448,140)		7.04
Forfeited	**(41,850)**		**22.44**	(48,000)		20.11
Balance at end of period	**4,941,242**	**$**	**19.50**	5,277,000	$	15.20
Exercisable at end of period	**1,158,050**	**$**	**9.74**	932,800	$	7.19

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 529,527 options (2007 - 448,140) exercised or exchanged in the six months ended April 30, 2008, option holders exchanged the rights to 419,077 options (2007 - 328,040) and received 287,811 shares (2007 - 238,196) in return under the cashless settlement alternative.

In the six months ended April 30, 2008, salary expense of $2,704 (2007 - $2,286) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.1% (2007 - 3.9%), (ii) expected option life of 4.0 years (2007 - 4.0 years), (iii) expected volatility of 21% (2007 - 19%), and (iv) expected dividends of 1.3% (2007 - 1.3%). The weighted average fair value of options granted was estimated at $6.66 (2007 - $4.34) per share.

During the second quarter of 2008, 950,000 additional options (including 540,030 granted in the first quarter of 2008) received shareholder and TSX approval.

10. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 19 of the Bank's audited consolidated financial statements for the year ended October 31, 2007 (see pages 74 to 75 of the 2007 Annual Report) and include:

	As at April 30 2008	As at January 31 2008	As at April 30 2007
Guarantees and standby letters of credit			
Balance outstanding	$ 231,837	$ 196,670	$ 158,317
Business credit cards			
Total approved limit	11,169	10,040	8,310
Balance outstanding	2,326	2,308	1,878

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

11. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at April 30 2008	As at January 31 2008	As at April 30 2007
Trust assets under administration	$ 4,498,560	$ 4,174,481	$ 3,874,228

12. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the Risk Management section of the 2007 Annual Report beginning on page 51.

The value of financial assets recorded on the consolidated balance sheet at April 30, 2008 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 90% of the portfolio and estimated using a valuation technique based on observable market data for 10% of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives) was determined for the entire portfolio using a valuation technique based on observable market data. Further information on how the fair value of financial instruments is determined is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of the 2007 Annual Report beginning on page 49 as well as Note 27 of the October 31, 2007 audited financial statements beginning on page 80 in the 2007 Annual Report.

Income and expenses are classified as to source, either securities or loans for income, and deposits or subordinated debentures for expense. Gains on the sale of securities, net, are shown separately in other income.

13. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 26 of the audited consolidated financial statements for the year ended October 31, 2007 (see page 78 of the 2007 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
April 30, 2008								
Assets								
Cash resources and securities	**$ 261**	**$ 222**	**$ 367**	**$ 850**	**$ 828**	**$ 53**	**$ 49**	**$ 1,780**
Loans	**4,566**	**431**	**706**	**5,703**	**2,423**	**49**	**(78)**	**8,097**
Other assets	**-**	**-**	**-**	**-**	**-**	**-**	**161**	**161**
Derivative financial instruments[1]	**30**	**150**	**182**	**362**	**335**	**-**	**-**	**697**
Total	**4,857**	**803**	**1,255**	**6,915**	**3,586**	**102**	**132**	**10,735**
Liabilities and Equity								
Deposits	**3,761**	**709**	**1,530**	**6,000**	**2,589**	**105**	**(15)**	**8,679**
Other liabilities	**23**	**6**	**25**	**54**	**32**	**9**	**228**	**323**
Debentures	**-**	**30**	**35**	**65**	**250**	**75**	**-**	**390**
Shareholders' equity	**-**	**-**	**-**	**-**	**-**	**-**	**646**	**646**
Derivative financial instruments[1]	**697**	**-**	**-**	**697**	**-**	**-**	**-**	**697**
Total	**$ 4,481**	**$ 745**	**$ 1,590**	**$ 6,816**	**$ 2,871**	**$ 189**	**$ 859**	**$ 10,735**
Interest Rate Sensitive Gap	**$ 376**	**$ 58**	**$ (335)**	**$ 99**	**$ 715**	**$ (87)**	**$ (727)**	**$ -**
Cumulative Gap	**$ 376**	**$ 434**	**$ 99**	**$ 99**	**$ 814**	**$ 727**	**$ -**	**$ -**
Cumulative Gap as a percentage of total assets	**3.5 %**	**4.0 %**	**0.9 %**	**0.9 %**	**7.6 %**	**6.8 %**	**- %**	**- %**
January 31, 2008								
Assets	$ 4,751	$ 747	$ 1,595	$ 7,093	$ 3,049	$ 165	$ 123	$ 10,430
Liabilities and equity	4,255	875	1,597	6,727	2,686	189	828	10,430
Interest rate sensitive gap	$ 496	$ (128)	$ (2)	$ 366	$ 363	$ (24)	$ (705)	$ -
Cumulative gap	$ 496	$ 368	$ 366	$ 366	$ 729	$ 705	$ -	$ -
Cumulative gap as a percentage of total assets	4.8 %	3.5 %	3.5 %	3.5 %	7.0 %	6.8 %	- %	- %
April 30, 2007								
Cumulative gap	$ (56)	$ (119)	$ 130	$ 130	$ 597	$ 596	$ -	$ -
Cumulative gap as a percentage of total assets	(0.7) %	(1.4) %	1.5 %	1.5 %	7.1 %	6.7 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liability are shown below:

April 30, 2008	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Total assets	**5.4 %**	**4.6 %**	**5.3 %**	**5.3 %**	**5.6 %**	**5.3 %**	**5.4 %**
Total liabilities	**2.8**	**3.9**	**4.1**	**3.2**	**4.3**	**5.8**	**3.6**
Interest rate sensitive gap	**2.6 %**	**0.7 %**	**1.2 %**	**2.1 %**	**1.3 %**	**(0.5)%**	**1.8 %**
January 31, 2008							
Total assets	6.1 %	4.9 %	5.2 %	5.8 %	5.9 %	5.7 %	5.8 %
Total liabilities	3.5	4.3	4.2	3.8	4.3	5.7	3.9
Interest rate sensitive gap	2.6 %	0.6 %	1.0 %	2.0 %	1.6 %	0.0 %	1.9 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 2.3% (January 31, 2008 - 2.9%). A one-percentage point decrease in all interest rates would decrease net interest income by a similar amount.

14. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	April 30 2008	January 31 2008	April 30 2007	**April 30 2008**	January 31 2008	April 30 2007
Net interest income (teb)[1]	$ **54,325**	$ 55,642	$ 49,523	$ **1,334**	$ 1,404	$ 1,044
Less teb adjustment	**1,252**	1,238	1,231	**100**	99	96
Net interest income per financial statements	**53,073**	54,404	48,292	**1,234**	1,305	948
Other income[2]	**13,948**	14,395	11,175	**4,147**	3,228	5,062
Total revenues	**67,021**	68,799	59,467	**5,381**	4,533	6,010
Provision for credit losses	**2,962**	2,813	2,550	**-**	-	-
Non-interest expenses	**31,207**	29,504	28,020	**2,246**	2,320	2,132
Provision for income taxes	**9,779**	12,042	9,340	**906**	748	1,216
Net income	$ **23,073**	$ 24,440	$ 19,557	$ **2,229**	$ 1,465	$ 2,662
Total average assets ($ millions)[3]	$ **9,730**	$ 9,428	$ 7,654	$ **180**	$ 180	$ 160

	Total		
	Three months ended		
	April 30 2008	January 31 2008	April 30 2007
Net interest income (teb)[1]	$ **55,659**	$ 57,046	$ 50,567
Less teb adjustment	**1,352**	1,337	1,327
Net interest income per financial statements	**54,307**	55,709	49,240
Other income	**18,095**	17,623	16,237
Total revenues	**72,402**	73,332	65,477
Provision for credit losses	**2,962**	2,813	2,550
Non-interest expenses	**33,453**	31,824	30,152
Provision for income taxes	**10,685**	12,790	10,556
Net income	$ **25,302**	$ 25,905	$ 22,219
Total average assets ($ millions)[3]	$ **9,910**	$ 9,608	$ 7,814

	Banking and Trust		Insurance		Total	
	Six months ended		Six months ended		Six months ended	
	April 30 2008	April 30 2007	**April 30 2008**	April 30 2007	**April 30 2008**	April 30 2007
Net interest income (teb)[1]	$ **109,967**	$ 97,671	$ **2,738**	$ 2,105	$ **112,705**	$ 99,776
Less teb adjustment	**2,490**	2,316	**199**	175	**2,689**	2,491
Net interest income per financial statements	**107,477**	95,355	**2,539**	1,930	**110,016**	97,285
Other income[2]	**28,343**	22,369	**7,375**	6,311	**35,718**	28,680
Total revenues	**135,820**	117,724	**9,914**	8,241	**145,734**	125,965
Provision for credit losses	**5,775**	5,100	**-**	-	**5,775**	5,100
Non-interest expenses	**60,711**	54,307	**4,566**	4,038	**65,277**	58,345
Provision for income taxes	**21,821**	18,573	**1,654**	1,270	**23,475**	19,843
Net income	$ **47,513**	$ 39,744	$ **3,694**	$ 2,933	$ **51,207**	$ 42,677
Total average assets ($ millions)[3]	$ **9,579**	$ 7,437	$ **180**	$ 158	$ **9,759**	$ 7,595

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15. Capital Management

Effective November 1, 2007, OSFI adopted a new capital management framework called Basel II for Canadian financial institutions and capital is now managed and reported in accordance with those requirements. Basel II introduced some significant changes to the risk-weighting of assets and calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for the Bank under Basel II include a reclassification into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises and a new capital requirement related to operational risk.

Basel II has not had a significant impact on the Bank's overall required level of regulatory capital as compared to OSFI's previous methodology. New procedures and system enhancements have been developed to conform to the new framework including the formalization of CWB's internal capital adequacy assessment process.

Under the Basel II standardized approach to credit risk and OSFI's previous framework, banks are required to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments. Based on the deemed credit risk of each type of asset, a weighting of 0% to 150% under Basel II (0% to 100% under the previous framework) is assigned. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weight calculations are prescribed by OSFI. As Canadian Direct Insurance Incorporated (CDI) is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is primarily comprised of common shareholders' equity and innovative capital (to a maximum of 15% of net Tier 1 capital) while Tier 2 capital includes subordinated debentures (to a maximum amount of 50% of net Tier 1 capital) and the inclusion of the general allowance for credit losses to a maximum of 125 basis points of risk-weighted assets (87.5 basis points under the previous framework).

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

Additional information about the Bank's capital management practices is provided in the 2007 Annual Report beginning on page 41.

Capital Structure and Regulatory Ratios[1]

	As at April 30 2008	As at January 31 2008	As at April 30 2007
Capital			
Tier 1	**$ 739,724**	$ 718,600	$ 644,957
Total	**1,117,667**	1,087,805	977,765
Capital ratios			
Tier 1	**9.3 %**	9.2 %	9.4 %
Total	**14.0**	13.9	14.2
Assets to capital multiple	**9.1 x**	9.1 x	8.2 x

[1] Regulatory capital and capital ratios are calculated in accordance with the requirements of OSFI. As described above, as of November 1, 2007, OSFI changed the framework and capital is now managed and reported in accordance with the requirements of Basel II. Prior year figures have been calculated using the previous framework.

During the quarter, the Bank complied with all internal and external capital requirements.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

17. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid to Canadian residents are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on June 5, 2008 at 3:30 p.m. ET.
The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until June 19, 2008 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21260802, followed by the pound sign.

END